FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X                            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No        X

Banco Santander, S.A.

Item

1	Material Fact dated July 11, 2017

Item 1

MATERIAL FACT

In relation to the “Third Issuance of Internationalisation Bonds”, with ISIN code ES0313900401, carried out by Banco Santander, S.A. (The Issuer), for one hundred and eighty million (180,000,000) US dollars (the Third Issuance), and the Securities Note of which was entered in the records of the Spanish National Securities Market Commission on 31 March 2016 with official registration number 97428, Banco Santander, S.A. hereby announces that it will proceed with the partial redemption and cancellation of the Internationalisation Bonds included in the Third Issuance on 12 July 2017 (the “Early Redemption Date”). The current unit nominal value is USD 118,750.

The partial redemption will be carried out on a pro rata basis, by reducing the unit nominal value of the internationalisation bonds by USD 22,500, such that, once the partial redemption has been made, the unit nominal value will be USD 96,250.

Likewise, on the Early Redemption Date, the Issuer will pay the holders of the internationalisation bonds included in the Third Issuance the amount equivalent to the interest earned, i.e. the amount corresponding to the interest earned, from the day the last quarterly interest payment was made until the Early Redemption Date, pursuant to the Securities Note.

In light of the foregoing, the securities redemption tables in item 4.9 of the Securities Note will now be as follows:

REDEMPTION OF THE SECURITIES OF THE ISSUANCE			REDEMPTION OF A PARTICULAR BOND
Date	Redemption	Outstanding Principal	Date	Redemption	Outstanding Principal
17 Mar 2016		180,000,000	17 Mar 2016	0	150,000
17 Jun 2016	-7,500,000	172,500,000	17 Jun 2016	-6,250	143,750
19 Sep 2016	-7,500,000	165,000,000	19 Sep 2016	-6,250	137,500
19 Dec 2016	-7,500,000	157,500,000	19 Dec 2016	-6,250	131,250
17 Mar 2017	-7,500,000	150,000,000	17 Mar 2017	-6,250	125,000
19 Jun 2017	-7,500,000	142,500,000	19 Jun 2017	-6,250	118,750
12 Jul 2017	-27,000,000	115,500,000	12 Jul 2017	-22,500	96,250
18 Sep 2017	-6,450,000	109,050,000	18 Sep 2017	-5,375	90,875
18 Dec 2017	-6,450,000	102,600,000	18 Dec 2017	-5,375	85,500
19 Mar 2018	-6,450,000	96,150,000	19 Mar 2018	-5,375	80,125
18 Jun 2018	-6,450,000	89,700,000	18 Jun 2018	-5,375	74,750
17 Sep 2018	-6,450,000	83,250,000	17 Sep 2018	-5,375	69,375
17 Dec 2018	-6,450,000	76,800,000	17 Dec 2018	-5,375	64,000
18 Mar 2019	-6,450,000	70,350,000	18 Mar 2019	-5,375	58,625
17 Jun 2019	-6,450,000	63,900,000	17 Jun 2019	-5,375	53,250
17 Sep 2019	-6,450,000	57,450,000	17 Sep 2019	-5,375	47,875
17 Dec 2019	-6,450,000	51,000,000	17 Dec 2019	-5,375	42,500
17 Mar 2020	-51,000,000	0	17 Mar 2020	-42,500	0

Published as a material fact for relevant purposes.

Boadilla del Monte, 11 July 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 11, 2017	By:	/s/ José García Cantera

Name: José García Cantera
Title: Chief Financial Officer